Exhibit 99.1
Appointment of Venturbay nominees to the board of directors of Satyam
New Delhi, 22 May 2009: Satyam Computer Services Ltd. (NYSE: SAY; BSE: SATYAM; NSE: SATYAMCOMP) (the “Company”), announced today that pursuant to the order of the Hon’ble Company Law Board dated April 16, 2009 (the “CLB Order”) and the terms of the Share Subscription Agreement dated April 13, 2009 among the Company, Venturbay Consultants Private Limited (“Venturbay”) and Tech Mahindra Limited (“Tech Mahindra”), four nominee directors of Venturbay, Mr. Vineet Nayyar, Mr. C.P. Gurnani, Mr. Sanjay Kalra and Mr. Ulhas N. Yargop (collectively, the “Venturbay Directors”), have been appointed to the board of directors of the Company (the “Board”) effective June 1, 2009.
Following the effectiveness of the appointment of the Venturbay Directors, there will be a total of ten directors on the Board. As previously disclosed, the Central Government pursuant to orders of the Hon’ble Company Law Board had, in January, appointed Mr. Kiran Karnik, Mr. Deepak S. Parekh, Mr. C. Achuthan, Mr. Tarun Das, Mr. S. Balakrisha Mainak and Mr. T.N. Manoharan to the Board. As also disclosed earlier, pursuant to the CLB Order, the six directors of the Company appointed by the Central Government will continue on the Board until further orders of the Hon’ble Company Law Board.
Below are the biographies of the Venturbay Directors, which have been provided to the Company by Venturbay.

1. Mr. Vineet Nayyar
Mr. Nayyar, 70, is the Vice-Chairman, Managing Director and Chief Executive Officer of Tech Mahindra.
Mr. Nayyar has led several organizations across various industries. In a career spanning over 40 years, Mr. Nayyar has worked with the Government of India, international multilateral agencies and in the corporate sector (both public and private). Mr. Nayyar started his career with the Indian Administrative Service and held a series of senior positions, including that of a District Magistrate, Secretary — Agriculture & Rural Development for the Government of Haryana and Director, Department of Economic Affairs, Government of India. He also worked with the World Bank for over 10 years in a series of senior assignments, including successive terms as the Chief for the Energy, Infrastructure and the Finance Divisions for East Asia and Pacific.
Mr. Nayyar was also the founding Chairman and Managing Director of the state owned Gas Authority of India and has served as the Managing Director of HCL Corporation Ltd and as the Vice Chairman of HCL Technologies Ltd. He was also a co-founder and Chief Executive Officer of HCL Perot Systems.
Mr. Nayyar received a master’s degree in development economics from Williams College, Massachusetts.
In addition to his responsibilities at Tech Mahindra, Mr. Nayyar’s principal directorships include his serving as a director on the boards of directors of Kotak Mahindra Old Mutual Life Insurance Limited, The Great Eastern Shipping Company Limited, CanvasM Technologies Limited, Venturbay Consultants Private Limited, Mahindra United World College of India, and Tech Mahindra Foundation.
Mr. Nayyar has no family relationship with any director or officer of the Company and as on April 27, 2009, did not hold any shares of the Company.
2. Mr. C.P. Gurnani
Mr. Gurnani, 50, is the head of Tech Mahindra’s global operations, sales and marketing functions, and leads the development of Tech Mahindra’s competency & solution units.
In a career spanning over 26 years, Mr. Gurnani has held several leading positions with HCL Hewlett Packard Limited, Perot Systems (India) Limited and HCL Corporation Ltd. Prior to joining Tech Mahindra, Mr. Gurnani was the Chief Operating Officer and a co-founder of Perot Systems (India) Limited, initially set up as HCL Perot Systems. At HCL Perot Systems, Mr. Gurnani orchestrated the HCL Corporation and Perot Systems joint venture from its inception to making it one of India’s top IT services companies. Mr. Gurnani has extensive experience in building international business, start-ups, turnarounds, joint ventures and mergers & acquisitions.
Mr. Gurnani received a chemical engineering degree from the National Institute of Technology- Rourkela. Mr. Gurnani takes a keen interest in community work and was nominated by Ernst & Young for the Entrepreneur of the Year Award in 2007.
In addition to his responsibilities at Tech Mahindra, Mr. Gurnani’s principal directorships include serving as a director on the boards of directors of CanvasM Technologies Limited, CanvasM (Americas) Inc., Mahindra Logisoft, Servista Limited and the Tennenbaum Institute at the Georgia Institute of Technology.
Mr. Gurnani has no family relationship with any director or officer of the Company and as on April 27, 2009, did not hold any shares of the Company.
3. Mr. Sanjay Kalra
Mr. Kalra, 46, is the President, Strategic Initiatives for Tech Mahindra. Mr. Kalra also heads Tech Mahindra’s BT relationship, Research & Development services for telecom equipment manufacturers and transformation/business process reengineering services. He is also responsible for Mergers & Acquisitions for Tech Mahindra.
Prior to joining Tech Mahindra, Mr. Kalra was the Chief Executive Officer of DSL Software (a joint venture between HCL Technologies Ltd. and Deutsche Bank), which is focused on providing IT and BPO solutions to capital markets. Mr. Kalra has also served at HCL as President of HCL Technologies Europe and was responsible for the creation and incubation of Cisco’s first outsourced Research & Development center in

India. With global roles in Schlumberger Limited and Tata Unisys, Mr. Kalra has extensively leveraged global delivery to create new products and business lines, nurtured start-ups and led high growth businesses. Mr. Kalra was responsible for cross-border transactions involving the purchase of Deutsche Software from Deutsche Bank, Apollo Contact Center from BT in Northern Ireland and Axes Technologies in India.
Mr. Kalra received a degree in electrical engineering from the Indian Institute of Technology, New Delhi and is a recipient of the “Outstanding Contribution Award for National Development” from the Indian Institute of Technology, New Delhi Alumni Association.
In addition to his responsibilities at Tech Mahindra, Mr. Kalra’s principal directorships include his serving as a director on the board of directors of CanvasM Technologies Limited.
Mr. Kalra has no family relationship with any director or officer of the Company and as on April 27, 2009, did not hold any shares of the Company.
4. Mr. Ulhas N. Yargop
Mr. Yargop, 55, is the President, IT Sector and Member, Group Management Board of Mahindra & Mahindra Ltd.
Mr. Yargop joined Mahindra & Mahindra Ltd in 1992 and has worked as General Manager — Corporate Planning, General Manager — Product Planning, General Manager, Mahindra-Ford Project, and as Treasurer of Mahindra & Mahindra Ltd. He was appointed as President, IT Sector in 1999. The IT Sector includes Tech Mahindra (focused on the telecom vertical) and Bristlecone (focused on supply chain consulting).
Mr. Yargop is also responsible for Mahindra SIRF, the corporate venture capital activity of the Mahindra Group. He has previously worked with GKN Automotive Inc., USA as Director of Finance and later with GKN Invel Transmissions Ltd., New Delhi as General Manager — Commercial. He also worked with The Standard Batteries Ltd., Mumbai as Vice President — Industrial.
Mr. Yargop received a bachelor of technology degree in mechanical engineering from the Indian Institute of Technology, Madras and a master’s in business administration degree from the Harvard Business School.
In addition to his responsibilities at Mahindra & Mahindra Ltd, Mr. Yargop’s principal directorships include his serving as a director on the boards of directors of Tech Mahindra Ltd., Bristlecone Ltd., Cayman Islands, CanvasM Technologies Ltd., AT&T Global Network Services India Pvt. Ltd. and Mahindra Engineering Services Ltd.
Mr. Yargop serves as a member of the board of governors of Mahindra United World College of India and the managing committee of Harvard Business School’s India

Research Center. He is also a trustee of K. C. Mahindra Education Trust and Mahindra Foundation.
Mr. Yargop has no family relationship with any director or officer of the Company and as on April 27, 2009, owned two equity shares of the Company.
About Satyam
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE, India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.

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